FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Items

1.	Press Release announcing CN’s third-quarter 2003 net income.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN’s third-quarter 2003 net income rises 10 per cent to $294 million; diluted earnings per share increase 16 per cent to $1.53

MONTREAL, Oct. 21, 2003 – CN today reported its financial results for the third quarter and nine-month period ended Sept. 30, 2003.

Quarterly highlights

■	Net income up 10 per cent to $294 million despite stronger Canadian dollar reducing third-quarter net income by approximately $14 million, or seven cents per diluted share;
■	Diluted earnings per share up 16 per cent to $1.53;
■	Operating ratio flat at 67.9 per cent;
■	Improved results reflect increased intermodal revenue, recovery in Canadian grain shipments, solid cost control, and favourable tax adjustments of $30 million, or 16 cents per diluted share.

Net income for third-quarter 2003 was $294 million, or $1.53 per diluted share, compared with net income of $268 million, or $1.32 per diluted share, for the comparable quarter of 2002.

E. Hunter Harrison, president and chief executive officer, said: “CN turned in a good performance this quarter, powered in large measure by increased intermodal revenues, the recovery in Canadian grain shipments following last year’s drought, a solid story on expense control, and favourable tax adjustments.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

“Our performance was all the more remarkable given the environment we faced. The significant year-over-year appreciation of the Canadian dollar relative to its U.S. counterpart during the quarter reduced revenues by $100 million, although the stronger C$ helped our expense performance by $70 million.

“CN also contended with the unprecedented electrical power blackout in Ontario and the Midwest in August, and major summer forest fires in British Columbia. Despite the significant reduction in revenues and operational challenges, we managed our costs aggressively to deliver an operating ratio below 68 per cent, essentially flat with last year.

“In the months ahead the Canadian dollar will remain a challenge, but we anticipate continued strength in Canadian grain shipments and a gradual improvement in North American economic output. With a close eye on costs and continued good service levels, we’re well positioned to benefit from an economic rebound.”

CN converts its U.S.-dollar denominated revenues and expenses into Canadian dollars. The 13 per cent year-over-year appreciation of the Canadian dollar relative to the U.S. dollar during the most recent period reduced CN’s third-quarter 2003 revenues, operating income, and net income by approximately $100 million, $30 million, and $14 million (seven cents per diluted share), respectively.

Operating income for the third quarter of 2003 declined six per cent to $454 million. Revenues of $1,413 million were six per cent lower than the year-earlier period, reflecting the significant strengthening of the Canadian dollar, continued weakness in coal shipments and a slowdown in the automotive sector. Operating expenses declined six per cent to $959 million, due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower expenses for purchased services and material, and equipment rents. Partly offsetting the decrease were higher casualty and other expenses.

The company’s operating ratio for the latest quarter was 67.9 per cent, essentially flat compared with 67.8 per cent for the comparable quarter of 2002. Carloadings declined one per cent to 1,034 thousand.

Nine-month 2003 results

Net income for the first nine months of 2003 was $790 million, or $4.06 per diluted share, compared with net income of $778 million, or $3.86 per diluted share, for the same period of 2002.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Nine-month 2003 net income included a cumulative after-tax benefit of $48 million (24 cents per diluted share), resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, net income for the period was $742 million, or $3.82 per diluted share.

Operating income for the first nine months of 2003 declined eight per cent to $1,265 million. Revenues declined four per cent to $4,372 million, while operating expenses fell two per cent to $3,107 million. CN’s operating ratio for the most recent nine-month period was 71.1 per cent, compared with 69.8 per cent for the year-earlier period. Carloadings increased one per cent to 3,124 thousand.

The 10 per cent year-over-year appreciation of the Canadian dollar relative to the U.S. dollar during the first nine months of this year affected the conversion of CN’s U.S. dollar-denominated revenues and expenses into Canadian dollars. The stronger Canadian dollar reduced nine-month 2003 revenues, operating income, and net income by approximately $235 million, $75 million, and $37 million (19 cents per diluted share), respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investors

Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)

Revenues	$1,413	$1,503	$4,372	$4,563

Operating expenses	959	1,019	3,107	3,183

Operating income	454	484	1,265	1,380

Interest expense	(76)	(89)	(244)	(276)

Other income	13	8	13	69

Income before income taxes and cumulative effect of change
in accounting policy	391	403	1,034	1,173

Income tax expense	(97)	(135)	(292)	(395)

Income before cumulative effect of change in accounting policy	294	268	742	778

Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	48	-

Net income	$294	$268	$790	$778

Earnings per share
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.55	$1.34	$3.87	$3.98
Net income	$1.55	$1.34	$4.12	$3.98

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.53	$1.32	$3.82	$3.86
Net income	$1.53	$1.32	$4.06	$3.86

Weighted-average number of shares
Basic	189.3	200.3	191.8	195.7

Diluted	192.1	203.0	194.5	203.1

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended September 30			Nine months ended September 30

			Variance			Variance
	2003	2002	Fav (Unfav)	2003	2002	Fav (Unfav)

			(Unaudited)

Revenues

Petroleum and chemicals	$255	$275	(7%)	$798	$819	(3%)
Metals and minerals	130	138	(6%)	387	398	(3%)
Forest products	322	337	(4%)	966	996	(3%)
Coal	57	85	(33%)	201	243	(17%)
Grain and fertilizers	220	217	1%	655	741	(12%)
Intermodal	280	273	3%	834	769	8%
Automotive	103	130	(21%)	389	440	(12%)
Other items	46	48	(4%)	142	157	(10%)

	1,413	1,503	(6%)	4,372	4,563	(4%)

Operating expenses

Labor and fringe benefits	414	407	(2%)	1,283	1,290	1%
Purchased services and material	151	196	23%	529	594	11%
Depreciation and amortization	136	149	9%	418	434	4%
Fuel	100	109	8%	352	335	(5%)
Equipment rents	69	85	19%	228	264	14%
Casualty and other	89	73	(22%)	297	266	(12%)

	959	1,019	6%	3,107	3,183	2%

Operating income	$454	$484	(6%)	$1,265	$1,380	(8%)

Operating ratio	67.9%	67.8%	(0.1)	71.1%	69.8%	(1.3)

Certain of the 2002 comparative figures have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2003	2002	2002

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$122	$25	$24
Accounts receivable	567	722	715
Material and supplies	145	127	150
Deferred income taxes	123	122	120
Other	174	196	179

	1,131	1,192	1,188

Properties	18,478	19,681	19,348
Other assets and deferred charges	844	865	903

Total assets	$20,453	$21,738	$21,439

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,394	$1,487	$1,377
Current portion of long-term debt	537	574	699
Other	62	73	71

	1,993	2,134	2,147

Deferred income taxes	4,489	4,826	4,798
Other liabilities and deferred credits	1,252	1,406	1,205
Long-term debt	4,473	5,003	4,699

Shareholders' equity:
Common shares	4,642	4,785	4,848
Accumulated other comprehensive income (loss)	(116)	97	102
Retained earnings	3,720	3,487	3,640

	8,246	8,369	8,590

Total liabilities and shareholders' equity	$20,453	$21,738	$21,439

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)
Common shares (1)
Balance, beginning of period	$4,631	$4,499	$4,785	$4,442
Stock options exercised and other	40	10	100	66
Share repurchase program	(29)	-	(243)	-
Conversion of convertible preferred securities	-	339	-	340

Balance, end of period	$4,642	$4,848	$4,642	$4,848

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(119)	$31	$97	$58
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(17)	(158)	589	50
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	27	251	(898)	(52)
Unrealized holding gain (loss) on fuel derivative instruments	(5)	14	(6)	69

Other comprehensive income (loss) before income taxes	5	107	(315)	67
Income tax (expense) recovery	(2)	(36)	102	(23)

Other comprehensive income (loss)	3	71	(213)	44

Balance, end of period	$(116)	$102	$(116)	$102

Retained earnings
Balance, beginning of period	$3,532	$3,415	$3,487	$2,988
Net income	294	268	790	778
Share repurchase program	(58)	-	(413)	-
Dividends	(48)	(43)	(144)	(126)

Balance, end of period	$3,720	$3,640	$3,720	$3,640

(1)	The Company issued 0.6 million and 1.6 million common shares for the three and nine months ended September 30, 2003, respectively, as a result of stock options exercised. At September 30, 2003, the Company had 189.1 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)
Operating activities
Net income	$294	$268	$790	$778
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy	-	-	(48)	-
Depreciation and amortization	137	151	422	439
Deferred income taxes	65	81	222	237
Equity in earnings of English Welsh and Scottish Railway	(2)	(4)	(20)	(19)
Other changes in:
Accounts receivable	39	(2)	119	(43)
Material and supplies	7	16	(27)	(17)
Accounts payable and accrued charges	(30)	(24)	(105)	(98)
Other net current assets and liabilities	3	8	(2)	(4)
Other	13	(63)	37	(85)

Cash provided from operating activities	526	431	1,388	1,188

Investing activities
Net additions to properties	(309)	(271)	(696)	(633)
Other, net	2	(29)	(5)	15

Cash used by investing activities	(307)	(300)	(701)	(618)

Dividends paid	(48)	(43)	(144)	(126)

Financing activities
Issuance of long-term debt	705	642	2,729	2,532
Reduction of long-term debt	(825)	(807)	(2,588)	(3,067)
Issuance of common shares	28	8	69	62
Repurchase of common shares	(87)	-	(656)	-

Cash used by financing activities	(179)	(157)	(446)	(473)

Net increase (decrease) in cash and cash equivalents	(8)	(69)	97	(29)
Cash and cash equivalents, beginning of period	130	93	25	53

Cash and cash equivalents, end of period	$122	$24	$122	$24

Supplemental cash flow information
Payments:
Interest	$80	$83	$243	$293
Workforce reductions	32	36	121	130
Personal injury and other claims	36	37	91	105
Pensions	21	25	43	52
Income taxes	16	21	70	88

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 21, 2003	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary